SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      Allergan Specialty Therapeutics, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                  018494104000
                                 (CUSIP Number)



                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

--------------------------------                    ----------------------------

CUSIP No. 018494104000                                       Page   2 of 9

--------------------------------                    ----------------------------

--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Partners, L.P.
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            |-|

--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  0
      SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY
      OWNED BY           8        SHARED VOTING POWER                0
--------------------------------------------------------------------------------
      EACH
      REPORTING          9        SOLE DISPOSITIVE POWER             0
--------------------------------------------------------------------------------
      PERSON WITH
                        10        SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |-|
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                    ----------------------------

CUSIP No. 018494104000                                       Page   3 of 9

--------------------------------                    ----------------------------

--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Management, L.P.
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            |-|

--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  0
      SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY
      OWNED BY           8        SHARED VOTING POWER                0
--------------------------------------------------------------------------------
      EACH
      REPORTING          9        SOLE DISPOSITIVE POWER             0
--------------------------------------------------------------------------------
      PERSON WITH
                        10        SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |-|
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                    ----------------------------

CUSIP No. 018494104000                                       Page   4 of 9

--------------------------------                    ----------------------------

--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Corporation
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            |-|

--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  0
      SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY
      OWNED BY           8        SHARED VOTING POWER                0
--------------------------------------------------------------------------------
      EACH
      REPORTING          9        SOLE DISPOSITIVE POWER             0
--------------------------------------------------------------------------------
      PERSON WITH
                        10        SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |-|
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                    ----------------------------

CUSIP No. 018494104000                                       Page   5 of 9

--------------------------------                    ----------------------------

--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas J. Salvatore
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            |-|

--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

      NUMBER OF          7        SOLE VOTING POWER                  0
      SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY
      OWNED BY           8        SHARED VOTING POWER                0
--------------------------------------------------------------------------------
      EACH
      REPORTING          9        SOLE DISPOSITIVE POWER             0
--------------------------------------------------------------------------------
      PERSON WITH
                        10        SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |-|
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Statement on Schedule 13D ("Schedule 13D"), dated June 29, 1998, which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Allergan Specialty Therapeutics, Inc., a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D/A, Amendment No. 1 relates to the Shares of the Company.

     The address of the Company's principal executive offices is 2525 Dupont Drive, Irving, California 92612.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and restated as follows:

     On November 24, 1998, the Partnership sold an aggregate of 310,000 Shares then owned by the Partnership (the "Partnership Shares"). The Partnership is no longer beneficial owner of any Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated as follows:

     As of the date of this Amendment No. 1 to Schedule 13D, the Partnership is not the direct beneficial owner of any Shares.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 1998


                                            TJS PARTNERS, L.P.

                                            By: TJS MANAGEMENT, L.P., as
                                                General Partner


                                                By: /S/ THOMAS J. SALVATORE
                                                    Thomas J. Salvatore, as
                                                    General Partner


                                           TJS MANAGEMENT, L.P.


                                           By: /S/ THOMAS J. SALVATORE
                                               Thomas J. Salvatore, as
                                               General Partner


                                           TJS CORPORATION


                                           By: /S/ THOMAS J. SALVATORE
                                               Thomas J. Salvatore
                                               President


                                           /S/ THOMAS J. SALVATORE
                                           Thomas J. Salvatore

                                                                    Schedule A


The following table sets forth certain information concerning the Shares sold by the Partnership during the 60 days preceding November 24, 1998 and subsequently to the date hereof. All sales were made through brokerage transactions on the NASDAQ Stock Market.

                                                           Approximate
                                                           Sale Price
                                                           Per Share
                            No. of Shares                  (Exclusive of
Date of Sale                Sold                           Commissions)

11-24-98                    310,000                        $9.375